FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒                        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

Press Release

Completion of acquisition by International Finance Corporation (IFC) of 5% of the ordinary shares of Finansbank

Pursuant to the Press Release of 24 January 2007 regarding “Equity investment of International Finance Corporation (IFC) in Finansbank’s share capital”, NBG informs the investment community that the agreement between NBG and IFC, by which IFC acquired from NBG 5% of the ordinary shares of the Turkish banking corporation Finansbank A.S., was today completed.

The price per share at which the said transaction was carried out is equal to the price paid by NBG to minority investors of Finansbank in the context of the mandatory public tender offer and following the implementation of the relevant decisions of the Turkish Capital Markets Board.

Athens, 5 April 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 5th April, 2007

Vice Chairman — Deputy Chief Executive Officer